Exhibit 5.1

Salt Lake City, UT • Las Vegas, NV • Reno, NV

May 12, 2006

Board of Directors

Viral Genetics, Inc.

1321 Mountain View Circle

Azusa, CA 91702

Re: Registration Statement on Form SB-2 of Viral Genetics, Inc. (the “Company”)

Gentlemen:

We have examined the Registration Statement on Form SB-2 to be filed by you with the Securities and Exchange Commission on or about the date hereof (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of a total of up to 20,081,900 shares of the Company’s common stock (the “Shares”), including up to 13,510,848 Shares issuable upon conversion of convertible debentures in the aggregate principal amount of $3,490,000 (“Convertible Debentures”) and 6,570,242 Shares issuable upon the exercise of common stock purchase warrants (“Warrants”) having an exercise price of $0.78 per share and an expiry date at the end of March 2011, all as further described in the Registration Statement. The Shares are being registered so that they may be offered for sale for the benefit of the Selling Security Holders named in the Registration Statement. The Shares are to be sold from time to time in the over-the-counter market at prevailing prices or as otherwise described in the Registration Statement.

As your legal counsel, we have examined the proceedings taken by you in connection with the sale of the Convertible Debentures and Warrants. It is our opinion that the Shares shall be, when issued in accordance with the terms of the Convertible Debentures and Warrants, legally and validly issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement, including the Prospectus constituting a part thereof, and any amendment thereto.

Sincerely,

/s/ Parsons Behle & Latimer
Parsons Behle & Latimer